pwc

Report of Independent Registered Public Accounting Firm

To the Management of Prudential Annuities Distributors, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Prudential Annuities Distributors, Inc. (the "Company") at December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement of financial condition in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 23, 2016